Filed pursuant to Rule 433

Registration Statement No. 333-180300-03

FINANCIAL PRODUCTS

FACT SHEET (U1058)

Offering Period: August 12, 2014—August 14, 2014

10 Year Step-Up Contingent Coupon Callable Yield Notes

Linked to the EURO STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index

Product Terms

•	10 year Step-Up Contingent Coupon Callable Yield Notes linked to the performance of the Euro STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index.
•	Subject to Early Redemption, if a Coupon Barrier Event does not occur, the contingent coupons will be paid quarterly in arrears at an Applicable Contingent Coupon Rate that is expected to be 10.50% per annum* from and including the Settlement Date to and excluding August 20, 2018, 12.50% per annum* from and including August 20, 2018 to and excluding August 20, 2021 and 14.50% per annum* from and including August 20, 2021 to and excluding the Maturity Date; if a Coupon Barrier Event occurs, no coupon will be paid for the corresponding contingent coupon period.
•	If a Knock-In Event does not occur, you will be entitled to receive the principal amount at maturity.
•	If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	Any payment on the securities is subject to our ability to pay our obligations as they become due.

Issuer:	Credit Suisse AG ("Credit Suisse"), acting through one of its branches.
Trade Date:	Expected to be August 15, 2014.
Settlement Date:	Expected to be August 20, 2014.
Underlyings:	The Euro STOXX 50® Index, the Russell 2000® Index and the S&P 500® Index.
Applicable Contingent Coupon Rate*:	Subject to Early Redemption, if a Coupon Barrier Event does not occur, contingent coupons will be paid quarterly in arrears at an Applicable Contingent Coupon Rate that is expected to be 10.50% per annum from and including the Settlement Date to and excluding August 20, 2018, 12.50% per annum from and including August 20, 2018 to and excluding August 20, 2021 and 14.50% per annum from and including August 20, 2021 to and excluding the Maturity Date, in each case, calculated on a 30/360 basis. If a Coupon Barrier Event occurs, no contingent coupon will be paid for the corresponding coupon period.
Contingent Coupon Payment Dates**:	Subject to Early Redemption, unless a Coupon Barrier Event occurs, quarterly, beginning on November, 20, 2014 to and including the Maturity Date.
Coupon Barrier Event:	Occurs if, on an Observation Date, the closing level of any Underlying is less than its Coupon Barrier Level.
Coupon Barrier Level*:	For each Underlying, approximately 75% of its Initial Level.
Observation Dates**:	Quarterly, beginning on November 17, 2014 to and including the Valuation Date.
Early Redemption:	Prior to the Maturity Date, the Issuer may redeem the securities on any Contingent Coupon Payment Date scheduled to occur on or after November 20, 2014 upon notice on or before the immediately preceding Early Redemption Notice Date at 100% of the principal amount, together with any applicable contingent coupon.
Early Redemption Notice Dates**:	Quarterly, on or before, beginning on November 17, 2014.
Knock-In Level*:	For each Underlying, approximately 50% of its Initial Level.
Knock-In Event:	Occurs if the Final Level of any Underlying is less than its Knock-In Level.
Initial Level:	For each Underlying, the closing level of such Underlying on the Trade Date.
Final Level:	For each Underlying, the closing level of such Underlying on the Valuation Date.
Redemption Amount:	Subject to Early Redemption, if (a) a Knock-In Event occurs, Principal Amount x (1 + the Underlying Return of the Lowest Performing Underlying); (b) a Knock-In Event does not occur, Principal Amount.
Lowest Performing Underlying:	The Underlying with the lowest Underlying Return.
Underlying Return:	For each Underlying, calculated as follows: (Final Level – Initial Level) / Initial Level; subject to a maximum of zero.
Valuation Date:	August 15, 2024
Maturity Date:	August 20, 2024
CUSIP:	22547QS72

*	To be determined on the Trade Date.
**	Please see the accompanying pricing supplement for specific dates.

Certain Product Characteristics

•	The Applicable Contingent Coupon Rate that is expected to be 10.50% per annum* from and including the Settlement Date to and excluding August 20, 2018, 12.50% per annum* from and including August 20, 2018 to and excluding August 20, 2021 and 14.50% per annum* from and including August 20, 2021 to and excluding the Maturity Date.
•	For each Underlying, the Knock-In Level will be approximately 50%* of its Initial Level.

Hypothetical Returns at Maturity

Percentage Change from the Initial Level to the Final Level of the Lowest Performing Underlying	Underlying Return of the Lowest Performing Underlying	Redemption Amount per $1,000 Principal Amount(1)(2)
50%	0%	$1,000
40%	0%	$1,000
30%	0%	$1,000
20%	0%	$1,000
10%	0%	$1,000
0%	0%	$1,000
-10%	-10%	$1,000
-20%	-20%	$1,000
-30%	-30%	$1,000
-40%	-40%	$1,000
-50%	-50%	$1,000
-60%	-60%	$400
(1)	Does not include any contingent coupon payments on the securities.
(2)	The hypothetical Redemption Amounts set forth above are for illustrative purposes only and may not be the actual returns applicable to you. The numbers appearing in the table have been rounded for ease of analysis.

Certain Product Risks

•	Your investment may result in a loss of up to 100% of the principal amount. If a Knock-In Event occurs, you will be fully exposed to any depreciation in the Lowest Performing Underlying.
•	The value of the securities and the payment of any amount due on the securities are subject to the credit risk of Credit Suisse.
•	The securities will not pay more than the principal amount, plus accrued and unpaid contingent coupons, if any, at maturity or upon Early Redemption.
•	If a Coupon Barrier Event occurs on an Observation Date, no contingent coupon will be paid with respect to the corresponding contingent coupon period.
•	The Redemption Amount will be less than the principal amount even if a Knock-In Event occurs with respect to only one Underlying.
•	The securities are subject to Early Redemption, which may limit your ability to accrue contingent coupons over the full term of the securities.
•	The securities are exposed equally to risk of fluctuations in the levels of the Underlyings to the same degree for each Underlying.

(See "Additional Risk Considerations" on the next page.)

FINANCIAL PRODUCTS

FACT SHEET

Offering Period: August 12, 2014—August 14, 2014

10 Year Step-Up Contingent Coupon Callable Yield Notes

Additional Risk Considerations

•	Prior to maturity, costs such as concessions and hedging may affect the value of the securities.
•	Credit Suisse currently estimates that the value of the securities on the Trade Date will be less than the price you pay for the securities, reflecting the deduction of underwriting discounts and commissions and other costs of creating and marketing the securities.
•	Liquidity – The securities will not be listed on any securities exchange. Credit Suisse (or its affiliates) intends to offer to purchase the securities in the secondary market but is not required to do so. Many factors, most of which are beyond the control of the Issuer, will influence the value of the securities and the price at which the securities may be purchased or sold in the secondary market. For example, the creditworthiness of the Issuer, including actual or anticipated downgrades to the Issuer’s credit ratings, may be a contributing factor.
•	Potential Conflicts – We and our affiliates play a variety of roles in connection with the issuance of the securities including acting as calculation agent and as agent of the Issuer of the securities, hedging our obligations under the securities and determining the estimated value of the securities. The agent for this offering, Credit Suisse Securities (USA) LLC (“CSSU”), is our affiliate. In accordance with FINRA Rule 5121, CSSU may not make sales in this offering to any discretionary accounts without the prior written approval of the customer.
•	The securities will be affected by a number of economic, financial, political, regulatory, and judicial factors that may either offset or magnify each other.
•	As a holder of the securities, you will not have voting rights or rights to receive cash dividends or other distributions with respect to the equity securities comprising the Underlyings.

The risks set forth in the section entitled “Certain Product Risks” on the preceding page and this section “Additional Risk Considerations” are only intended as summaries of some of the risks relating to an investment in the securities. Prior to investing in the securities, you should, in particular, review the “Certain Product Risks” and “Additional Risk Considerations” sections herein, the “Selected Risk Considerations” section in the pricing supplement and the “Risk Factors” section in the product supplement, which set forth risks related to an investment in the securities.

Additional Information

IRS Circular 230 Disclosure: Credit Suisse and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with Credit Suisse of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

You may revoke your offer to purchase the securities at any time prior to the time at which we accept such offer on the date the securities are priced. We reserve the right to change the terms of, or reject any offer to purchase the securities prior to their issuance. In the event of any changes to the terms of the securities, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

This document is a summary of the terms of the securities and factors that you should consider before deciding to invest in the securities. Credit Suisse has filed a registration statement (including pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this offering summary relates. Before you invest, you should read this summary together with the Preliminary Pricing Supplement dated August 12, 2014, Underlying Supplement dated July 29, 2013, Product Supplement No. U-I dated March 23, 2012, Prospectus Supplement dated March 23, 2012 and Prospectus dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, Credit Suisse, any agent or any dealer participating in this offering will arrange to send you the pricing supplement, underlying supplement, product supplement, prospectus supplement and prospectus if you so request by calling toll-free 1-800-221-1037.

This fact sheet is a general description of the terms of the offering. Please see the full description in the applicable pricing supplement: https://www.sec.gov/Archives/edgar/data/1053092/000095010314005622/dp48648_424b2-u1058.htm

You may access the underlying supplement, product supplement, prospectus supplement and prospectus on the SEC website at www.sec.gov or by clicking on the hyperlinks to each of the respective documents incorporated by reference in the pricing supplement.